Exhibit 99.2

CAPITALIZATION
The following table sets out SEK’s consolidated capitalization as at September 30, 2026. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the nine months ended September 30, 2026.

(Skr millions)
Senior debt:
Long-term	210,491
Short-term	98,145
Total senior debt (1), (2)	308,636

Subordinated debt:
Long-term	—
Short-term	—
Total subordinated debt (1)	—

Equity:
Share capital (3,990,000) shares issued and paid-up, par value Skr 1,000 (3)	3,990
Reserves	156
Retained earnings	20,698

Total	24,844

Total capitalization	333,480

(1) At September 30, 2026, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at September 30, 2026.

(2) Unguaranteed and unsecured.

(3) In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, contingent liabilities and guarantees since September 30, 2026.